FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.	**0001243106**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 29, 2005, Series 2005-1	**333-120916**

Name of Person Filing the Document
(If Other than the Registrant)



05062429

PROCESSED
AUG 03 2005
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE INVESTMENT II INC.



By:______________________________
Name: Baron Silverstein
Title: Vice President

Dated: July 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BSARM 2005-7

BSARM 2005-7

GROUPS	Balance	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
G01	54.16	5.481	5.226	4.125	6.875	522,329.77	360	2	358	72.40	739	2.251	58	4.961	2.000	10.486	1.996
G02	45.84	5.676	5.414	4.500	6.875	491,469.31	360	2	358	73.12	745	2.253	82	5.000	2.000	10.773	1.991
TOTAL	**100.00**	**5.571**	**5.312**	**4.125**	**6.875**	**507,715.82**	**360**	**2**	**358**	**72.73**	**742**	**2.252**	**69**	**4.979**	**2.000**	**10.617**	**1.994**

Current Balance

CURRENT BALANCE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
- 50,000.99	0.01	0.00	0.01
50,001.00 - 100,000.99	0.13	0.17	0.15
100,001.00 - 150,000.99	0.73	0.41	0.59
150,001.00 - 200,000.99	1.51	1.67	1.51
200,001.00 - 250,000.00	1.38	1.43	1.41
250,000.01 - 300,000.00	1.22	2.99	2.05
300,000.01 - 350,000.00	0.91	1.53	1.20
350,000.01 - 400,000.00	14.62	11.98	13.44
400,000.01 - 450,000.00	11.40	12.65	11.95
450,000.01 - 500,000.00	9.65	11.30	10.44
500,000.01 - 550,000.00	8.17	11.12	9.55
550,000.01 - 600,000.00	7.51	9.52	8.46
600,000.01 - 650,000.00	7.65	9.15	8.37
650,000.01 - 700,000.00	4.61	4.17	4.42
700,000.01 - 750,000.00	4.08	4.23	4.16
750,000.01 - 800,000.00	2.63	2.55	2.60
800,000.01 - 850,000.00	1.79	1.20	1.52
850,000.01 - 900,000.00	0.82	2.30	1.48
900,000.01 - 950,000.00	1.72	1.37	1.56
950,000.01 - 1,000,000.00	6.69	5.43	5.97
1,000,000.01 - 1,500,000.00	10.64	2.84	7.09
1,500,000.01 - 2,000,000.00	2.13	1.14	1.68
2,000,000.01 - 2,500,000.00	0.00	0.83	0.38
TOTAL	**100.00**	**100.00**	**100.00**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
4.000 - 4.249	0.29	0.00	0.16
4.250 - 4.499	0.59	0.00	0.32
4.500 - 4.749	2.47	0.04	1.36
4.750 - 4.999	5.50	0.62	3.27
5.000 - 5.249	10.12	3.45	7.07
5.250 - 5.499	26.15	13.69	20.42

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-7

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
5.500 - 5.749	25.51	33.47	29.11
5.750 - 5.999	19.35	35.42	26.73
6.000 - 6.249	6.37	9.58	7.87
6.250 - 6.499	2.63	2.78	2.71
6.500 - 6.749	0.73	0.85	0.79
6.750 - 6.999	0.29	0.10	0.20
TOTAL	**100.00**	**100.00**	**100.00**

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
3.750 - 3.999	0.29	0.00	0.16
4.000 - 4.249	0.59	0.04	0.34
4.250 - 4.499	2.47	0.15	1.41
4.500 - 4.749	5.66	0.47	3.29
4.750 - 4.999	10.18	3.52	7.13
5.000 - 5.249	26.85	14.84	21.33
5.250 - 5.499	24.99	33.79	28.98
5.500 - 5.749	19.17	34.86	26.38
5.750 - 5.999	6.46	9.00	7.65
6.000 - 6.249	2.31	2.38	2.35
6.250 - 6.499	0.73	0.88	0.80
6.500 - 6.749	0.29	0.07	0.19
TOTAL	**100.00**	**100.00**	**100.00**

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
15.01 - 20.00	0.31	0.18	0.25
25.01 - 30.00	0.35	0.58	0.46
30.01 - 35.00	0.33	0.47	0.39
35.01 - 40.00	1.12	1.17	1.15
40.01 - 45.00	0.44	1.43	0.90
45.01 - 50.00	3.48	1.64	2.64
50.01 - 55.00	2.48	2.18	2.35
55.01 - 60.00	5.47	4.44	4.97
60.01 - 65.00	4.75	6.15	5.40
65.01 - 70.00	13.85	8.53	11.45

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
70.01 - 75.00	13.30	13.09	13.25
75.01 - 80.00	54.12	60.14	56.79
TOTAL	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
640 - 659	0.69	0.00	0.37
660 - 679	4.24	4.17	4.22
680 - 699	8.10	5.47	6.91
700 - 719	18.73	16.32	17.68
720 - 739	18.33	14.81	16.77
740 - 759	17.95	21.32	19.56
760 - 779	16.80	18.69	17.56
780 - 799	12.21	14.83	13.44
800 - 819	2.95	4.38	3.49
TOTAL	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
360 - 360	100.00	100.00	100.00
TOTAL	**100.00**	**100.00**	**100.00**

Remaining Term

STATED REM TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
301 - 360	100.00	100.00	100.00
TOTAL	**100.00**	**100.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

State			
STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
AL	0.29	0.37	0.33
AR	0.00	0.20	0.09
AZ	2.34	2.45	2.40
CA	52.29	42.44	47.80
CO	1.84	1.42	1.66
CT	0.20	0.76	0.46
DC	0.33	0.93	0.61
DE	0.04	0.49	0.25
FL	6.45	8.73	7.52
GA	0.98	2.08	1.49
HI	1.21	0.94	1.09
IA	0.00	0.15	0.07
ID	0.37	0.79	0.57
IL	2.24	3.09	2.64
IN	0.14	0.21	0.17
KY	0.05	0.22	0.13
LA	0.19	0.00	0.10
MA	1.96	3.44	2.64
MD	3.69	3.32	3.54
MI	0.57	0.52	0.55
MN	0.23	0.37	0.29
MO	0.12	0.23	0.17
NC	2.87	0.52	1.80
NH	0.16	0.74	0.43
NJ	2.29	3.80	2.99
NM	0.00	0.20	0.09
NV	4.09	4.08	3.93
NY	1.65	2.84	2.20
OH	1.31	1.03	1.18
OK	0.15	0.00	0.08
OR	0.53	1.27	0.87
PA	0.96	0.57	0.78
RI	0.00	0.51	0.24
SC	0.94	0.80	0.88
TN	0.26	0.32	0.29
TX	1.07	1.27	1.17
UT	0.14	0.83	0.46
VA	5.93	5.37	5.70
VT	0.17	0.00	0.09
WA	1.24	2.45	1.75
WI	0.42	0.00	0.23
WV	0.28	0.00	0.15
WY	0.00	0.25	0.11

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-7

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
TOTAL	**100.00**	**100.00**	**100.00**

Loan Purpose

LOAN PURP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Cash Out Refinance	21.38	16.95	19.42
Purchase	66.94	68.39	67.49
Rate/Term Refinance	11.68	14.66	13.10
TOTAL	**100.00**	**100.00**	**100.00**

Occupancy

OCCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Investor	6.07	5.76	5.94
Owner Occupied	86.72	91.60	88.93
Second Home	7.21	2.64	5.13
TOTAL	**100.00**	**100.00**	**100.00**

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
2-4 Family	0.71	0.63	0.67
Condominium	13.98	11.61	12.93
PUD	27.01	31.76	29.05
Single Family	58.29	56.00	57.34
TOTAL	**100.00**	**100.00**	**100.00**

Documentation Code

DOCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Full/Alternative	36.73	37.78	37.21
Prefered	0.00	0.36	0.16
Stated Income	61.03	60.30	60.70

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Documentation Code

DOCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
Stated/Stated	0.87	1.11	0.98
Streamline	1.37	0.45	0.95
TOTAL	**100.00**	**100.00**	**100.00**

Interest Only

IO FLAG IO PERIOD	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
N	**15.85**	**16.09**	**15.98**
0.000	15.85	16.09	15.98
Y	**84.15**	**83.91**	**84.02**
120.00	0.13	4.56	2.17
60.000	84.02	0.00	45.50
84.000	0.00	79.34	36.34
TOTAL	**100.00**	**100.00**	**100.00**

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
1 YR CMT	0.00	0.15	0.07
1 YR Libor	99.87	95.29	97.76
6 Mo Libor	0.13	4.56	2.17
TOTAL	**100.00**	**100.00**	**100.00**

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
51 - 53	0.10	0.00	0.06
54 - 56	15.42	0.00	8.28
57 - 59	77.18	0.00	41.86
60 - 62	7.30	0.00	3.96
72 - 74	0.00	0.11	0.05
75 - 77	0.00	0.28	0.13
78 - 80	0.00	1.99	0.91
81 - 83	0.00	94.84	43.47
84 - 86	0.00	2.78	1.28

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
TOTAL	**100.00**	**100.00**	**100.00**

Gross Margin

MARGIN	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
2.250 - 2.499	99.74	99.47	99.62
2.750 - 2.999	0.26	0.31	0.29
3.000 - 3.249	0.00	0.21	0.10
TOTAL	**100.00**	**100.00**	**100.00**

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
9.000 - 9.499	0.89	0.00	0.48
9.500 - 9.999	7.97	0.66	4.63
10.000 - 10.499	36.26	17.14	27.49
10.500 - 10.999	44.73	64.89	53.93
11.000 - 11.499	8.85	11.86	10.26
11.500 - 11.999	1.02	1.27	1.14
12.000 - 12.499	0.15	0.00	0.08
13.000 - 13.499	0.13	4.17	1.99
TOTAL	**100.00**	**100.00**	**100.00**

Prepay

PREPAY PPY TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
No_PP	**97.30**	**95.59**	**96.51**
0.000	97.30	95.59	96.51
Prepay	**2.70**	**4.41**	**3.49**
12.000	1.65	3.31	2.42
36.000	0.85	0.96	0.90
60.000	0.20	0.14	0.17
TOTAL	**100.00**	**100.00**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

BSARM 2005-7

Originators

ORIGINATOR	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
BANKOFAMERICA	37.19	3.03	21.48
COUNTRYWIDE	41.60	71.23	55.09
HOMEBANC	0.13	4.56	2.17
HUNTINGTONMORTGAGE	2.16	0.68	1.48
NATIONALCITY	16.99	16.36	16.83
PHHMORTGAGE	1.94	4.14	2.95
TOTAL	**100.00**	**100.00**	**100.00**

Servicers

SERVICER NAME	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
BANKOFAMERICA	37.19	3.03	21.48
COUNTRYWIDE	41.60	71.23	55.09
EMCMORTGAGE	2.16	0.68	1.48
HOMEBANC	0.13	4.56	2.17
NATIONALCITY	16.99	16.36	16.83
PHHMORTGAGE	1.94	4.14	2.95
TOTAL	**100.00**	**100.00**	**100.00**

Index and Caps

INDEX INIT RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
1 YR CMT	**0.00**	**0.15**	**0.07**
5.000	0.00	0.15	0.07
1 YR Libor	**99.87**	**95.29**	**97.76**
2.000	1.28	0.00	0.69
5.000	98.59	95.29	97.06
6 Mo Libor	**0.13**	**4.56**	**2.17**
0.000	0.13	4.56	2.17
TOTAL	**100.00**	**100.00**	**100.00**

Caps

PER RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
0.000	0.13	4.56	2.17

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Caps			
PER RATE CAP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall CURRENT BALANCE
2.000	99.87	95.44	97.83
TOTAL	100.00	100.00	100.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.